August 9, 2018

VIA EDGAR

Tom Jones, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RADA Electronic Industries Ltd.
Registration Statement on Form F-3
File No. 333-226387

Dear Mr. Jones:

The undersigned, on behalf of RADA Electronic Industries Ltd. (“RADA”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Friday, August 10, 2018, or as soon thereafter as possible.

Management of RADA is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours,

/s/ Dov Sella
Dov Sella
Chief Executive Officer

7 Giborei Israel St., P.O.Box 8606 Netanya 42504, Israel Tel.:+972-892-1111 Fax: +972-9-885-5885